

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 23, 2022**
> **CIK No. 0001905920**

Dear Wai Hong Lao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 23, 2022

Prospectus Summary, page 1

1. We note your response to comment 18, as well as your revised disclosure. In each instance in which you rely on management belief with respect to your conclusions regarding permissions or approvals in Taiwan and Macau (e.g., pages 25, 57, 102 and 107 of your prospectus), please revise to also state, as you do in your response letter, that the "Company relies on its own administrative staff to maintain its compliance status," if true. Additionally, where you disclose that the "the Company has expressly confirmed to have received all requisite permissions or approvals in Taiwan and Macau," as you do on pages 1 and 9, please revise to state that this is based on management belief and that the

Company relies on its owns administrative staff to maintain its compliance status, if true. Also, please revise to disclose, if true, that the Company is not required to obtain any permissions or approvals from the Chinese or Hong Kong authorities to operate its business.

Transfers of Cash to and from Our Subsidiaries, page 3

2.   We note your response to comment 5, as well as your revised disclosure that "Galaxy BVI has not opened its bank account as of the date of this prospectus" (emphasis added). Please revise to refer to "Galaxy Payroll BVI," if true, and tell us why your holding company has been operating without a bank account. Please also revise your cover page where you discuss cash transfer to narratively disclose that your subsidiaries have directly transferred cash to your shareholders due to the absence of a holding company bank account, as you discuss on page 3. As applicable, please revise your prospectus to disclose the risks associated with offering the securities of a holding company that historically has not maintained a bank account separate from its subsidiaries.

Certain Definitions, page 13

3.   We note your response to comment 11 that "the Company respectfully points out to the Staff that in the definition of 'Operating Entities', it has included all the operating subsidiaries of the Company." However, the definition and use of "Operating Entities" continues to appear to include some but not all of your operating subsidiaries. Please revise to remove the "include" language so as to specify which entities you refer to with the term "Operating Entities."

Our Key Business Milestones, page 51

4.   We also note your revised disclosure pertaining to your Founder Shareholders. However, your disclosure continues to refer to Mr. Lao as your Controlling Shareholder on page 51. Please revise to ensure consistency with your description of Mr. Lao as a Founder Shareholder on page 13.

Principal Shareholders, page 131

5.   For each of the 5% shareholders listed, please revise to include a footnote disclosing the natural persons with investment and/or voting control over such owners.

Exhibit Index, page II-5

6.   We note your response to comment 18, as well as your exhibit index, which indicates that your exhibit 99.2 and exhibit 99.3 opinions are, in part, providing tax opinions of Han Kun Law Offices, in the case of PRC tax law, and Miao & Co. in the case of Hong Kong law. Please revise your exhibit index to include such opinions as exhibit 8 opinions, in accordance with Item 601 of Regulation S-K. Where your three tax opinions opine on the tax consequences of the offering (section 3.3 of Exhibit 8.1, section B(11) of exhibit 99.2

and section B(i) of exhibit 99.3), please revise to state, as you do in the Taxation section, that the applicable disclosure in the Taxation section represents counsel's opinion. Refer to Section III of Staff Legal Bulletin No. 19.

7. Please revise paragraph (5) of exhibit 5.1 to have Forbes Hare consent to its name in the sections entitled "Taxation" and "Enforceability of Liabilities" of the registration statement, as such paragraph only consents to their name in the section entitled "Legal Matters." We also note that such paragraph states that "[t]his opinion may be relied upon by the addressee only" and "may not be relied upon by any other person except with our prior written consent." Please remove this inappropriate limitation on reliance. In this regard, investors are entitled to rely on the opinions as expressed. Also revise sections A(1) and A(7) of exhibit 99.2, as well as sections A(i) and (ii) of exhibit 99.3 to exclude your client.

   You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.